UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Grab announces updates regarding its directors and officers and date for 2023 Annual General Meeting of Shareholders

Grab Holdings Limited (NASDAQ: GRAB) (“Grab” or the “Company”), Southeast Asia’s leading superapp, today announces certain changes to its directors and officers and date for its 2023 Annual General Meeting (“AGM”).

Changes to Directors and Officers

Further to Grab’s announcement of May 25, 2023, Grab announces that its co-founder Tan Hooi Ling will formally step down from her role on Grab’s Board of Directors with effect from December 31, 2023. Ms. Tan has entered into an advisory agreement with Grab pursuant to which she has agreed to remain as an advisor to Grab for an initial period of two years commencing from January 1, 2024, subject to renewal upon mutual agreement. Ms. Tan has also entered into a non-compete arrangement contemporaneous with the term of the advisory agreement, and a lock-up agreement pursuant to which she has agreed not to sell more than 50% of her shareholding (assuming all equity to which she is entitled has vested and all unexercised options have been exercised) prior to January 1, 2025. Any sales by Ms. Tan remain subject to the terms of the ROFO Agreement (as defined in Grab’s registration statement on Form F-4 dated November 19, 2021). Grab looks forward to continuing to benefit from Ms. Tan’s experience and advice in her capacity as an advisor.

Grab is pleased to announce that Chin Yin Ong will assume Ms. Tan’s role on the Board of Directors with effect from January 1, 2024. Ms. Ong has served as Chief People Officer since November 2015, and leads the People Operations, Grabber Technology Solutions, Corporate Real Estate and Security teams at Grab. Further details regarding Ms. Ong can be found in the Company’s annual report on Form 20-F dated April 26, 2023. Grab is also announcing that it will be expanding its Board of Directors to seven members and is actively engaged in identifying an additional independent director for its Board.

Ming Maa has informed the Company that he intends to step down from Grab at the end of April 2024 to devote more time to family matters in the United States and other interests. In the interim, he will step down from his role as President to focus on his responsibilities for Grab’s corporate development activities. Grab does not intend to replace Mr. Maa’s role as President, with his responsibilities to be assumed by other members of Grab’s senior management team.

The Company expresses its deepest appreciation to Mr. Maa for his contributions and leadership since joining in September 2016, including on transformational transactions such as Grab’s merger with Uber’s Southeast Asia operations in 2018 and Grab’s public listing on the Nasdaq in 2021.

2023 Annual General Meeting of Shareholders

Grab today also announced that it will hold its 2023 AGM on Friday, December 8, 2023 at 9:00 a.m. Singapore Time at Grab's Global Headquarters located at 3 Media Close, Level 2, Singapore 138498.

No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on November 17, 2023, Eastern Time, as the record date (the “Record Date”) for determining the shareholders entitled to attend the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares, each with a par value of US$0.000001 per share, at the close of business, Eastern Time, on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares planning to attend the AGM in person are required to indicate their interest to attend the AGM by submitting the online registration form accessible at https://grb.to/AGM2023 by November 22, 2023, Singapore Time, to indicate their interest.

The Company has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2022, with the U.S. Securities and Exchange Commission. The Company’s Form 20-F can be accessed on the investor relations section of its website at https://investors.grab.com, as well as on the SEC’s website at www.sec.gov.

The notice of annual general meeting is furnished as Exhibit 99.1 to this Report on Form 6-K.

About Grab

Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. According to research done by Euromonitor for Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam, Grab remained the category leader in 2022 by GMV in online food deliveries and ride-hailing in Southeast Asia. Serving over 500 cities in eight Southeast Asian countries, Grab enables millions of people to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone, and strives to serve a triple bottom line: to simultaneously deliver financial performance for its shareholders and have a positive social and environmental impact in Southeast Asia.

For more information, visit www.grab.com.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this Report, including but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast,” “look forward” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of COVID-19, currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2022, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

For inquiries regarding Grab, please contact:

Media: press@grab.com

Investors: investor.relations@grab.com

Incorporation by Reference

This Report on Form 6-K, other than the section titled “2023 Annual General Meeting of Shareholders” and Exhibit 99.1, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-261949 and 333-264872) of Grab Holdings Limited (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice of Annual General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED
	By:	/s/ Christopher Betts____
Date: November 14, 2023		Name: Christopher Betts
Title: General Counsel